Exhibit 4.14

To:	Star Big LLC
Star Mega LLC and
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Str
151 24 Maroussi
Athens
Greece

29th January 2013

Dear Sirs

We refer to:

(a)
a loan agreement dated 21 July 2011 (as amended and supplemented by a supplemental agreement dated 16 March 2012 the "Loan Agreement") and made between (i) Star Big LLC and Star Mega LLC, as joint and several borrowers (together, the "Borrowers"), (ii) the banks and financial institutions listed in Schedule 1 thereto as lenders (together, the "Lenders") and (iii) ABN Amro Bank N.V. as agent, arranger, security trustee (in such capacity the "Security Trustee") and swap bank in connection with a term loan facility of (originally) US$31,000,000; and

(b)
a guarantee dated 21 July 2011 (as amended and supplemented by a supplemental agreement dated 16 March 2012, the "Guarantee") executed by Star Bulk Carriers Corp. (the "Guarantor") in favour of the Security Trustee as security for the Borrowers' obligations under (inter alia) the Loan Agreement.

Terms defined in the Loan Agreement and the Guarantee have their defined meanings when used in this letter.

Following our discussions with the Borrowers and the Corporate Guarantor regarding their request for certain waivers in relation to certain of their financial and other covenants we hereby confirm that the Lenders have approved, and agreed to, the following:

(a)	the Relevant Percentage (as defined in clause 15.1 of the Loan Agreement) shall not be less than 75 per cent.;

(b)	the Market Adjusted Net Worth shall not be less than $30,000,000;

(c)	the Interest Coverage Ratio shall not be less than 1.5:1;

(d)	the Guarantor's minimum liquidity requirement set out in clause 12.3(d) of the Guarantee shall be reduced to $500,000 per Fleet Vessel; and

(e)	the Leverage Ratio shall not exceed 110 per cent,

with retroactive effect as from 1 October 2012 to 31 December 2014 (the "New Waiver Period"), subject to:

(a)	the Margin increasing by 0.5 per cent if the Guarantor fails to raise equity in any manner in an amount of not less than $30,000,000 until 31 March 2013;

(b)	non-payment of dividend or making of any other form of distribution during the New Waiver Period;

(c)	the other lenders (the "Group Lenders") of the Guarantor or, as the case may be, any other member of the Group not providing any waivers or being granted with

ABN AMRO Bank N.V., gevestigd te Amsterdam
Handelsregister K.v.K. Amsterdam, nr 34334259
BTW nr NL820646660B01

covenants/undertakings which, in the opinion of the Agent, would place the Group Lenders in a more favourable position than that applicable to the Creditor Parties pursuant to the Finance Documents;

(d)	the Group Lenders approving waivers equivalent to those set out above; and

(e)	such waivers and the conditions thereof being documented to the satisfaction of the Creditor Parties.

This letter and any contractual or non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

for and on behalf of

as Agent

ABN

AMRO BA N.V

/s/ K. H. Tieleman	/s/ P. R. Vogelzang
K. H. Tieleman	P. R. Vogelzang

ABN AMRO Bank N.V., gevestigd te Amsterdam
Handelsregister K.v.K. Amsterdam, nr 34334259
BTW nr NL820646660B01